QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from Commission file number

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

  1.
  An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

  2.
  An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan as been in existence).

  3.
  The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

  4.
  In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Sterling Savings Bank
Employee Savings and Investment Plan

INFORMATION TO BE INCLUDED IN THE REPORT:

  1.
  Not applicable, see Item 4.

  2.
  Not applicable, see Item 4.

  3.
  Not applicable, see Item 4.

  4.
  Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Accountants	F-1

Financial Statements:

    Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

    Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

    Notes to Financial Statements

Supplemental Schedules:

    Form 5500 Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes at End of Year

    Form 5500 Schedule H, Line 4j—Schedule of Reportable Transactions

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERLING SAVINGS BANK EMPLOYEE SAVINGS AND INCENTIVE PLAN
(Name of Plan)

June 27, 2001 Date	/s/ WILLIAM R. BASOM (Signature) William R. Basom Vice President & Treasurer and Principal Accounting Officer

Sterling Savings Bank
Employee Savings and
Investment Plan
Financial Statements
and Supplemental Schedule
December 31, 2000

Sterling Savings Bank
Employee Savings and Investment Plan
Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Accountants	F-1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	F-2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000	F-3
Notes to Financial Statements	F-4 — F-10
Supplemental Schedule:
Form 5500, Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes at End of Year December 31, 2000	F-11

Report of Independent Accountants

To the Participants and Administrative Committee
  of the Sterling Savings Bank
  Employee Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the index to financial statements is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      /s/ PricewaterhouseCoopers LLP

June 15, 2001

F–1

Sterling Savings Bank
Employee Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999

	2000	1999
Assets:
Investments, at fair value:
Mutual funds	$6,179,733	$6,166,685
Common stock of Sterling Financial Corporation	3,470,842	2,350,899
Collective trust funds	608,898	—
Certificate of deposit	—	419,817
Cash and cash equivalents	—	129,846

	10,259,473	9,067,247

Receivables:
Employer contribution	—	37,030
Participants contribution	—	55,736
Accrued interest	2,298	—

Net assets available for benefits	$10,261,771	$9,160,013

The accompanying notes are an integral part of the financial statements.

F–2

Sterling Savings Bank
Employee Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000

Additions to net assets attributed to:
Investment income:
Interest	$17,987
Dividends	416,801
Net depreciation in fair value of investments	(855,051)
Contributions:
Participants	1,902,318
Employer	527,622

Total additions	2,009,677

Deductions to net assets attributed to:
Distributions and benefits paid to participants	903,419
Administration expenses	4,500

Total deductions	907,919

Net increase in net assets available for benefits	1,101,758
Net assets available for benefits:
Beginning of year	9,160,013

End of year	$10,261,771

The accompanying notes are an integral part of the financial statements.

F–3

Sterling Savings Bank

Employee Savings and Investment Plan

Notes to Financial Statements

1.  Description of Plan

    The following description of the Sterling Savings Bank ("Sterling" or "the Employer") Employee Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

    The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees may enroll on the first day of the month following one calendar month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

    Participants may contribute from 1% to 20% of their compensation up to a statutory maximum amount of $10,500 in 2000, tax deferred, through payroll deductions to the Plan.

    Participants contributing to the Plan are entitled to an Employer matching contribution should Sterling elect to make one. Sterling's matching contribution is 35% of the employee's contribution up to 10% of compensation. Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. All Employer contributions are invested in the Stock Fund. Amounts contributed by both Sterling and the participant shall not exceed 25% of compensation paid to the participants during the fiscal year or the maximum amount allowable as a tax deduction by Sterling.

Investment Options

    Participant contributions are invested in separate funds as designated by the individual participants. Participants may elect to reallocate the amounts invested in each fund at each pay period. The separate investment funds as described below were available commencing July 1, 2000:

  Stock Fund:

    The objective of this fund is to achieve total return for capital appreciation and dividend income through investment in Sterling Financial Corporation (Sterling's parent company) common stock.

  Merrill Lynch Retirement Preservation Trust:

    The objective of this fund is capital appreciation. The fund invests primarily in synthetic guaranteed investment contracts supported by non-agency residential mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities such as auto loans and equipment leases.

  Merrill Lynch S&P 500 Index:

    This fund seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") by allocating investments among common stocks in approximately the same weightings as the S&P 500 Index.

F–4

  Federated Equity Fund:

    This fund seeks to provide investors with above average income and capital appreciation by investing in equities and convertible securities.

  Van Kampen Emerging Growth Fund:

    This fund seeks to provide capital appreciation by investing at least 65% of the fund's total assets in a portfolio of common stocks of emerging growth companies.

  Alliance Premium Growth Fund:

    This fund's investment objective is long-term growth of capital by investing predominately in equity securities of a limited number of large, carefully selected, high quality United States companies that are judged likely to achieve superior earnings growth.

  MFS Capital Opportunity Fund:

    This fund seeks capital appreciation by investing primarily in common stocks. The fund also may hold fixed-income and foreign securities.

  Federated International Equity Fund:

    This fund's investment objective is to obtain a total return on its assets. The fund invests at least 65% of its assets in equity securities of companies based outside the United States.

  AIM Balanced Fund:

    This fund's investment objective is to achieve as high a total return as possible by investing in a broadly diversified portfolio of common stocks, preferred stocks, convertible securities and bonds.

  Mercury Total Return Bond Distributor:

    This fund's investment objective is to maximize long-term total return by investing in a diversified portfolio of bonds of different maturities, including United States government securities, corporate, asset-backed securities and mortgage securities.

  Merrill Lynch Global Allocation Fund:

    The investment objective of this fund is to provide high total investment return by investing in United States and foreign equity, debt and money market securities.

  Delaware Group Trend Fund:

    This fund seeks to provide capital appreciation by investing primarily in emerging and other growth-oriented companies.

F–5

    The separate investment funds as described below were available from January 1, 1999 through June 30, 2000:

  Fixed Fund:

    The objective of this fund is to maximize short-term income while minimizing risk. The fund invests in Sterling certificates of deposit, money market funds and cash. The certificates of deposit and cash are federally insured up to $100,000 per participant. The interest rates on the certificates of deposit are set each year on January 1.

  Balanced Fund:

    The objective of this fund is to maximize long-term return through a combination of market appreciation and income. The fund invests in the American Balanced Fund, a mutual fund which invests in stocks and bonds.

  Allocation Fund:

    The objective of this fund is to maximize long-term return through a combination of market appreciation and income. The fund invests in the Stagecoach Index Allocation Fund, a mutual fund which invests in stocks, bonds and money market investments.

  Growth and Income Fund:

    The objective of this fund is to maximize long-term return primarily through market appreciation. The fund invests in The Putnam Fund for Growth and Income, a mutual fund which invests primarily in common stocks of domestic corporations.

  Growth Fund:

    The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the AIM Value Fund, a mutual fund which invests in stocks, convertible securities, bonds and other equity investments.

  Aggressive Growth Fund:

    The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the Delaware Group Trend Fund which invests in emerging-growth companies. On July 1, 1999, the investment option was changed from the John Hancock Special Equities Fund to the Delaware Group Trend Fund.

  Large Cap Growth Fund:

    The objective of this fund is to maximize long-term return through market appreciation. The fund invests in the Putnam Investors Fund, a mutual fund which invests primarily in the stock of large companies with favorable earnings forecasts.

F–6

  Stock Fund:

    The objective of this fund is to achieve total return from capital appreciation and dividend income through investment in Sterling Financial Corporation (Sterling's parent company) common stock.

Participant Accounts

    Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and an allocation of Sterling's contribution and Plan earnings. Allocations of Sterling's contribution and Plan earnings are based on participant account balances, as defined in the Plan document. The participant's benefit is limited to the benefit that has accumulated in the participant's account.

Vesting

    A participant is 100% vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service. Employees eligible to participate in the Plan on June 30, 2000 are 100% vested.

Forfeitures

    Forfeitures of Company contributions will reduce future matching contributions.

Payment of Benefits

    Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 in various optional forms of distribution.

2.  Summary of Significant Accounting Policies

Basis of Accounting

    The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

    The Plan's investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end. The collective trust funds consist of guaranteed investment contracts which are stated at contract value which approximates fair value. Sterling Financial Corporation common stock is valued at its quoted market price. Certificates of deposit are valued at cost which approximates fair value.

    The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

F–7

Cash and Cash Equivalents

    Cash equivalents are highly liquid instruments, primarily money market funds, with a remaining maturity of three months or less at the date of purchase.

Administrative Expenses

    Expenses for administration of the Plan are paid by the Plan.

Benefit Payments

    Benefits are recorded when paid.

Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

    The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

F–8

3.  Investments

    The following table presents the fair value of investments, including those that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999.

	2000	1999
Common/Collective Trust:
Merrill Lynch Retirement Preservation Trust	$608,898	$—
Mutual Funds:
Merrill Lynch S&P 500 Index	896,718	—
Federated Equity Fund	1,469,284	—
Van Kampen Emerging Growth Fund	23,476	—
Alliance Premium Growth Fund	625,487	—
MFS Capital Opportunity Fund	1,779,028	—
Federated International Equity Fund	5,596	—
AIM Balanced Fund	243,360	—
Mercury Total Return Bond Distributor	2,532	—
Merrill Lynch Global Allocation Fund	934	—
Delaware Group Trend Fund	1,133,318	751,209
American Balanced Fund	—	204,815
Stagecoach Index Allocation Fund	—	913,526
The Putnam Fund for Growth and Income	—	2,075,567
AIM Value Fund	—	1,938,606
The Putnam Investors Fund	—	282,962
Other Investments
Certificate of deposit—Sterling Savings Bank 1996-6.10% due July 1, 2000	—	419,817
Common stock of Sterling Financial Corporation	3,470,842	2,350,899
Cash and cash equivalents—Merrill Lynch Cash Management Account	—	129,846

	$10,259,473	$9,067,247

    During the year ended December 31, 2000, the Plan's investments had realized and unrealized gains (losses) as follows:

Mutual funds	$(1,656,259)
Common stock of Sterling Financial Corporation	801,208

$(855,051)

4.  Plan Termination

    Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan administrator shall determine.

F–9

5.  Tax Status

    The Employer has not received a letter from the Internal Revenue Service (IRS) informing them the Plan is qualified and exempt under Section 401(k) of the Tax Reform Act of 1986, as amended. However, the Plan is a prototype plan for which the Plan's trustee has obtained a favorable ruling from the IRS regarding its tax exempt status.

6.  Related—Party Transactions

    Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

F–10

Sterling Savings Bank
Employee Savings and Investment Plan
Form 5500, Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes
at End of Year December 31, 2000

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
Common Stock
*	Sterling Financial Corp	Common stock, 286,255 shares at $1 par value, with no maturity date	$3,563,754	$3,470,842
Common/Collective Trusts
*	Merrill Lynch Retirement Preservation Trust	608,898 shares with no maturity date		608,898
Mutual Funds
*	Merrill Lynch S&P 500 Index	Mutual fund, 55,421 shares, with no maturity date		896,718
	Federated Equity Fund	Mutual fund, 77,494 shares, with no maturity date		1,469,284
	Van Kampen Emerging Growth Fund	Mutual fund, 374 shares, with no maturity date		23,476
	Alliance Premium Growth Fund	Mutual fund, 23,418 shares, with no maturity date		625,487
	MFS Capital Opportunity Fund	Mutual fund, 99,443 shares, with no maturity date		1,779,028
	Federated International Equity Fund	Mutual fund, 264 shares, with no maturity date		5,596
	AIM Balanced Fund	Mutual fund, 8,088 shares, with no maturity date		243,360
	Mercury Total Return Bond Distributor	Mutual fund, 202 shares, with no maturity date		2,532
*	Merrill Lynch Global Allocation Fund	Mutual fund, 71 shares, with no maturity date		934
	Delaware Group Trend Fund	Mutual fund, 54,408 shares, with no maturity date		1,133,318

				$10,259,473

*
Represents party-in-interest to Plan.

**
Cost information is omitted with respect to participant or beneficiary directed transactions.

F–11

QuickLinks

Sterling Savings Bank Employee Savings and Investment Plan
SIGNATURES
Sterling Savings Bank Employee Savings and Investment Plan Financial Statements and Supplemental Schedule December 31, 2000
Sterling Savings Bank Employee Savings and Investment Plan Index to Financial Statements and Supplemental Schedule
Report of Independent Accountants
Sterling Savings Bank Employee Savings and Investment Plan Statements of Net Assets Available for Benefits December 31, 2000 and 1999
Sterling Savings Bank Employee Savings and Investment Plan Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2000
Sterling Savings Bank Employee Savings and Investment Plan Notes to Financial Statements
Sterling Savings Bank Employee Savings and Investment Plan Form 5500, Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes at End of Year December 31, 2000